June 12, 2025

Edward Wang
Chief Executive Officer
Lake Superior Acquisition Corp
521 Fifth Avenue 17th Floor
New York, NY 10175

       Re: Lake Superior Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 5, 2025
           File No. 333-287114
Dear Edward Wang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 5, 2025
Exhibits

1. We note your response to prior comment 8, and reissue in part. Please request counsel to revise the penultimate paragraph of the opinion, as this appears to limit reliance.
       Refer to Section II.B.3.d of Staff Legal Bulletin 19.
2. We reissue comment 9. Please resubmit Exhibit 10.1 in a format that is text-
       searchable. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume
II) and
       Item 301 of Regulation S-T
 June 12, 2025
Page 2

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Giovanni Caruso